UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Integrated Rail & Resources Inc.
Full name of registrant:
Former name if applicable:

400 W. Morse Boulevard, Suite 220
Address of principal executive office (Street and number):

Winter Park, FL 32789
City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Integrated Rail & Resources Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2025 (the “Annual Report”) within the prescribed period without unreasonable effort or expense for the reasons set forth below.

As previously disclosed, on August 12, 2024, Integrated Rail and Resources Acquisition Corp. (the "SPAC"), Uinta Infrastructure Group Corp. ("Holdings"), Uinta Lower Holdings, Inc., Uinta Merger Co., Uinta Merger LLC, Tar Sands Holdings II, LLC ("TSII"), and Endeavor Capital Group, LLC entered into an Agreement and Plan of Merger (as subsequently amended, the "Merger Agreement"). On December 12, 2025 (the “Closing Date” or “Closing”), the parties consummated the transactions contemplated by the Merger Agreement (the "Business Combination"). Following the Closing, Holdings was renamed Integrated Rail & Resources Inc.

The high level of complexities in integrating the SPAC, the Company, and TSII and accounting for the Business Combination has resulted in a delay in the Company’s financial reporting for the year ended December 31, 2025. The Annual Report could not be filed by the prescribed due date because the Company requires additional time to complete certain analyses, documentation, and additional procedures to compile and complete the necessary financial information for the first combined period following the completion of its previously announced Business Combination.

The Business Combination has been accounted for as an asset acquisition. Prior to the Closing, the SPAC was a blank check company that had not commenced operations and had no operating revenue, with all activity since its inception relating to its formation, its initial public offering, and those activities necessary to consummate a business combination. Following the Closing, the consolidated financial statements of the Company reflect the historical financial statements of the SPAC, with the assets and liabilities of TSII recognized. As a result, the financial statements included in the Annual Report will reflect the combined operations of the Company and its consolidated subsidiaries for all periods presented.

Due to the timing of the Closing and the significant time and effort necessary to determine the accounting treatment for the Business Combination and to prepare and audit the required financial statements, the Company could not file the Annual Report within the prescribed time period without unreasonable effort or expense. The Company expects to file the Annual Report within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian M. Feldott, Chief Executive Officer	(321)	972-1583
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the financial statements included in the Annual Report will reflect the combined operations of the Company and its consolidated subsidiaries following the completion of the Business Combination on December 12, 2025. Prior to the Closing, the SPAC was a blank check company with no operating revenue, and all activity since its inception related to its formation, its initial public offering, and those activities necessary to consummate a business combination. The Company has incurred significant net losses since the Closing, including general and administrative expenses, acquisition-related costs, and non-cash charges related to changes in fair value of warrant liabilities. As of December 31, 2025, the Company had cash and cash equivalents of $372,165 and an accumulated deficit of $40,622,120.

Integrated Rail & Resources Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2026	By	/s/ Brian M. Feldott
Brian M. Feldott
Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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